

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 1, 2022

Dominic Bardos
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

> **Re: Holley Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-39599**

Dear Mr. Bardos:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Manufacturing